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RECEIVED

2008 MAR 19 A 11:15

[redacted]

08001362

March 18, 2008

Rule 12g3-2(b) File No. 82-35118

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SUPPL

Dai Nippon Printing Co., Ltd.
<u>Rule 12g3-2(b) File No. 82-35118</u>

The enclosed information is being furnished to the Securities and Exchange Commission on behalf of Dai Nippon Printing Co., Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents for which English versions are readily available, as identified in Exhibit A.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

Enclosures
MI/KN/ms

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

Exhibit A

Documents for which English Versions are Readily Available

Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:

- "Announcement with Respect to Repurchase of the Company's Shares (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)", as filed with the Tokyo Stock Exchange and Osaka Securities Exchange on February 8, 2008 (Exhibit A-1)
- "Announcement with Respect to Cancellation of Treasury Shares", as filed with the Tokyo Stock Exchange and Osaka Securities Exchange on February 8, 2008 (Exhibit A-2)
- "Announcement with Respect to Revisions with respect to Dividend Forecast for the Fiscal Year ending March 31, 2008", as filed with the Tokyo Stock Exchange and Osaka Securities Exchange on February 8, 2008 (Exhibit A-3)
- "Selected Financial Data for the Third Quarter ended December 31, 2007", as filed with the Tokyo Stock Exchange and Osaka Securities Exchange (summary in English) (Exhibit A-4)

Press Releases:

- Press Release dated February 6, 2008, "DNP "Secure Image™" Awarded 'Certification of Review and Assessment of Anti-Counterfeiting Technology' in China" (Exhibit A-5)
- Press Release dated February 7, 2008, "DNP Develops Editing Support System for Dictionaries Uses XML Technology and Networks to Support Efficiently Multimedia Development" (Exhibit A-6)

Exhibit A-1

February 8, 2008

DAI NIPPON PRINTING CO., LTD.
Yoshitoshi Kitajima
President
(Stock Code Number: 7912,
First Section of TSE and OSE)

CONTACT:
Kazuo Doi
(General Manager of
Securities Department)
Phone: +813-5225-8341

Announcement with Respect to Repurchase of the Company's Shares (Under the Provisions of its Article of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)

Tokyo –February 8, 2008 – Dai Nippon Printing Co., Ltd. (the "Company") resolved at a meeting of its Board of Directors held today to repurchase the Company's shares under Article 156, as applied pursuant to Article 165, Paragraph 3, of the Company Law, as follows.

1. Reason for repurchase of the Company's shares

   To implement capital policy responsive to changes in the Company's management Environment

2. Details of Repurchase

(1) Class of shares repurchased	Common stock of the Company
(2) Aggregate number of shares to be repurchased	Up to 25 million shares [3.73% of the total issued and outstanding shares (excluding treasury stock)]
(3) Aggregate price of shares to be repurchased	Up to ¥50 billion
(4) Period of share repurchase	From February 12, 2008 to June 30, 2008
(5) Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

(For Reference) Status of treasury shares held by the Company as of January 31, 2008

(1) Number of the total issued and outstanding shares (excluding treasury stock)	670,495,418 shares
(2) Number of treasury stock	39,985,275 shares

Exhibit A-2

February 8, 2008

DAI NIPPON PRINTING CO., LTD.
Yoshitoshi Kitajima
President
(Stock Code Number: 7912,
First Section of TSE and OSE)

CONTACT:
Kazuo Doi
(General Manager of
Securities Department)
Phone: +813-5225-8341

Announcement with Respect to Cancellation of Treasury Shares

Tokyo –February 8, 2008 – Dai Nippon Printing Co., Ltd. (the "Company") resolved at a meeting of its Board of Directors held today to cancel its treasury shares pursuant to Article 178 of the Company Law,as follows.

1. Class of shares cancelled	Common stock of the Company
2. Aggregate number of shares to be cancelled	10,000,000 shares (1.41% of the total issued and outstanding shares)
3. Date of cancellation, as planned	February 20,2008

(For Reference)

Total number of issued and outstanding shares after the cancellation	700,480,693 shares

Exhibit A-3

February 8, 2008

DAI NIPPON PRINTING CO., LTD.
Yoshitoshi Kitajima
President
(Stock Code Number: 7912,
First Section of TSE and OSE)

CONTACT:
Ichiro Yagi
(General Manager of Investors Relations and
Press and Public Relations)
Phone: +813-5225-8220

Announcement with Respect to Revisions with respect to Dividend Forecast for the Fiscal Year ending March 31,2008

Tokyo –February 8, 2008 – Dai Nippon Printing Co., Ltd. (the "Company") resolved at a meeting of its Board of Directors today to revise upward its year-end per share dividend forecast for the fiscal year ending March 31, 2008.

1. Reason for the dividends forecast revision

The Company distributes dividends with a view to maintaining consistent distribution on our Shareholders as well as by taking into account the Company's business results, dividend payout ratio and demand in capitals, among other things. In response to the consistent support we have received from our shareholders, the Company will increase the year-end dividend from 16 Yen (the year-end dividend amount as previously forecasted) by 4 yen to 20 Yen. Since the Company has paid the interim dividend of 16 Yen, the annual dividend amount for this fiscal year will be 36 yen.

The Company will propose this upward revision at its ordinary general meeting of shareholders scheduled to take place at the end of June 2008.

2. Details of the revision

	Interim	Year-end	Annual
Previous forecast (as of November 9, 2007)	—	16.0 Yen	32.0 Yen
Current revised forecast	—	20.0 Yen	36.0 Yen
Distribution in this fiscal year as of today	16.0 Yen	—	—
Distribution in the previous fiscal year ended March 31, 2007.	13.0 Yen	19.0 Yen	32.0 Yen

Exhibit A-4

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries

Selected Financial Data for the Third Quarter ended Dec 31, 2007

*This note is a selected translation of the Japanese Financial Statements and is unaudited information.

As of December 31

(millions of yen except per share amount)

	2007	2006
Total assets	¥ 1,591,363	¥ 1,688,279
Total stockholders' equity	1,020,198	1,072,134
Equity ratio	64.1 %	63.5 %
Book value per share (yen)	¥ 1,523.13	¥ 1,529.24

Nine months ended December 31

(millions of yen except per share amount)

	2007		2006	
Net sales	¥ 1,206,298	4.8 %	¥ 1,151,036	3.0 %
Operating income	65,270	(11.3) %	73,563	(20.0) %
Ordinary income	66,046	(14.8) %	77,515	(16.5) %
Net income	35,228	(13.4) %	40,695	(18.8) %
Earnings per share (yen)				
primary	¥ 52.14		¥ 57.77	
fully diluted	–		–	

Actual results by business segment for nine months ended December 31

(millions of yen)

		2007		2006	
Information Communication					
	Net sales	¥ 503,427	1.4 %	¥ 496,484	1.8 %
	Operating income	31,284	(16.8) %	37,585	(0.0) %
Lifestyle and Industrial Supplies					
	Net sales	¥ 413,648	6.2 %	¥ 389,634	9.7 %
	Operating income	25,286	(9.1) %	27,815	1.4 %
Electronics					
	Net sales	¥ 244,448	13.3 %	¥ 215,685	(3.4) %
	Operating income	14,152	16.9 %	12,106	(60.8) %
Beverages					
	Net sales	¥ 55,551	(0.9) %	¥ 56,048	(3.4) %
	Operating income	1,205	57.8 %	763	93.8 %

Exhibit A-5

DNP

News Release

February 06, 2008

DNP "Secure Image TM" Awarded 'Certification of Review and Assessment of Anti-Counterfeiting Technology' in China

Recognized as Highly Secure Hologram

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) is pleased to announce that the high security hologram, "Secure Image TM," used as an anti-counterfeiting measure has been awarded the 'Certification of Review and Assessment of Anti-Counterfeiting Technology' from the National Anti-counterfeiting Technology Product Management Office in China, which is designed to recognize technology with a superior anti-counterfeiting impact. DNP is the first Japanese printing company to have been accredited in this manner.

[Background and Aims]

In recent years, we have witnessed increasingly serious damage from product counterfeiting and copy-cat goods in line with the globalization of the retail industry, and many companies are becoming involved in the development of anti-counterfeiting measures using holograms. China, too, has made progress in creating the laws and environment necessary in order to adequately protect intellectual property (IP,) aiming to strengthen the control and supervision of counterfeit and copy-cat goods, including the promulgation of the 'Administrative Measure on Supervision and Management of Anti-Counterfeiting.

Product,' in November 2002. Under this law, in cases where non-Chinese holograms and anti-counterfeiting technologies are used in China, usage permission is now granted following the filing of a report to the National Anti-counterfeiting Technology Product Management Office, and completion of anti-counterfeiting registration. When using a non-Chinese hologram as an anti-counterfeiting measure on company products in circulation in China, it is necessary to use a hologram registered in this manner.

And in addition to being accredited with certification for the high security hologram, "Secure Image TM," based on this law, in order that the company can use its holograms without any undue concerns, DNP has also filed a copyright application under "Secure Image / 安全图像™ ," in order to increase our visibility as a company in China. And using this accreditation as a spring board, we will expand sales of "Secure Image TM" in China.

[Highly Evaluated Features]

In being accredited with Chinese certification, the following features of "Secure Image TM" were recognized.

- The fact that DNP has established unique technologies and manufacturing methods, including hologram recording methods, mass-producing technology and applying self-destructing feature, along with

the fact that DNP is a holder of IP, including copyrights.

- The fact that the hologram also has a number of unique features, including being produced in full color, a visual impact whereby the image changes by altering the viewing angle in any direction to heighten the 3-D effect, and as it is also easy to distinguish the authenticity of the hologram with the naked eye.
- The DNP hologram maintains a highly developed security system applicable throughout the configuration of the design, manufacturing and sales process, along with hologram administration.

[Future Events]

DNP will actively market "Secure Image TM" to all companies in China who wish to improve the anti-counterfeiting impact of the goods they sell.

* Secure Image is a trademark or registered trademark of Dai Nippon Printing Co., Ltd. in Japan and/or other countries.
* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form [News Release Index]

Exhibit A-6

DNP

News Release

February 07, 2008

DNP Develops Editing Support System for Dictionaries Uses XML Technology and networks to Support Efficiently Multimedia Development

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP.) in conjunction with Iwanami Shoten, Publishers (Iwanami Shoten) has developed a network based editing support system for dictionaries and other published contents. Using this newly developed system it is possible to efficiently publish a variety of different media, including printed materials, web and mobile sites, DVD-ROM and electronic dictionaries. DNP will from February 12, commence a publishing support service using this system aimed at the production of printed materials and electronic media.


Publishing Company
Editor,
Proof reader
DNP
Production director,
Production staff
Editorial support
Contents database
Process management
Data maintenance
Author,
supervising editor
Production
Authoring
Site configuration
Transfer
Printed materials
DVD-ROM
Online dictionaries
Electronic dictionaries

Image of the network based editing support system for dictionaries and other published contents

[Background]

In recent years, we have seen an increased move to issuing reference type (*1) printed materials, such as dictionaries and encyclopedias, in an online format for PCs and mobile phones, and as electronic dictionaries. One issue when unrolling dictionary contents in different types of media is how to

efficiently carry out the editing process, and in the case of electronic dictionaries already in circulation, how to update the contents in as timely a manner as possible. And it was in order to answer to those needs that DNP and Iwanami Shoten made use of XML (*2) technology and networks to develop a new editing support system. With this newly developed system, by using the network it is possible for multiple authors, proof readers and editors to work concurrently in a parallel format, thereby increasing the efficiency of the process. Also, by using XML to create a database out of the text data of the edited contents, it becomes possible to use the system with multiple media in an easy and convenient manner.
The sixth edition of the Kojien – an influential Japanese dictionary – was launched January 11, and used the newly developed DNP/Iwanami Shoten system. In addition to reducing the existing production period by a year to two years from the original three, it was also possible to bring the printed and DVD-ROM versions to fruition at the same time. And apart from updating the mobile phone based Kojien for three mobile phone carriers to the sixth edition on January 24, and electronic dictionaries compatible with the sixth edition of the Kojien going on sale from various hardware makers from January 25, it has also become possible to shrink the lead time for other media.

[Service Summary]

1. Using XML technology to make the system easier to use with other media and to search during the editing process

- This newly developed system uses XML technology to database text data in a format which preserves the document structure of the text data, including combinations of phrases and explanatory text. Data saved in this way, can be easily used with other media.
- During the editing process, in addition to searching for headline items, by using the XML tag, it is also possible to perform searches for more complicated text set ups, including such examples as "phrases used in example text from the Tale of Genji," and "medical terminology added to the sixth edition."

2. Achieving a More Efficient Proof Reading Process Through Use of the Network

- DNP and its partners provide a consistent service from production to operation by using the DNP operated internet center. And as result, it has become possible for the representatives of publishing and printing companies to share information regarding the progress of the proofing process and corrected contents.
- Editors can also give online directions to the printing company to output proofed sheets, including corrected contents. Also, as it is possible to browse PDF file screens reflecting DTP (*3) form settings, it is also possible to reduce the frequency that proofing sheets need to be output.
- With dictionaries it is common for a variety of different writers to commonly author and proof a single item. With this newly developed system, even instances where multiple figures proof a specific item at the same time, it is possible to aggregate the proofing data.
- Japanese dictionaries include many cases of characters written in an older format, or of a specialized nature. By building fonts for use with electronic publications into the system and offering them to publishing

companies, in addition to being able to display characters on the input screen in a format close to the final media, it also becomes possible to avoid corrupted characters. The font for use with electronic publications used in the sixth edition of the Kojien is a DNP original font known as Shueitai (*4.)

[Sales Targets]

DNP will actively market this new system to publishing companies holding such publishing contents as dictionaries, almanacs, academic publications, teaching books, how-to-books and information magazines, aiming for sales of 800 million yen by fiscal year 2009.

(*1) Reference materials
Includes books for reference purposes, such as dictionaries and encyclopedias.

(*2) XML (eXtensible Mark up Language)
International standard text data format developed with the objective of document data exchanges. Users use their own unique tags to define data attribute information and theoretical structures, making it possible to link and record data attributes and data contents. By sharing this theoretical structure it becomes possible to reuse the data in other applications.

(*3) DTP - Desk Top Publishing
The process of performing an array of production processes from text creation to form on a PC.

(*4) Electronic publishing fonts using Shueitai
These fonts have been used in the Kojien DVD-ROM version, high-definition visual contents for art galleries, and archiving systems used with the classics at universities. Amendments have been made to make it possible to increase or decrease the width of both the vertical and lateral lines of the Chinese characters in line with usage requirements, and increase the visibility on the display.

* Windows is a registered trade mark of Microsoft Corporation in the U.S.A. and other countries.

* This system is offered in Japan, only.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

END